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11022408

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2010** (MM/DD/YY) AND ENDING **03/31/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mizuho Securities USA Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 33rd Floor
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kronenberg **(212) 209-9499**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Kronenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mizuho Securities USA Inc., as of March 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN SFERLAZZA
Notary Public, State of New York
No. 01SF6225517
Qualified in Nassau County
Commission Expires August 23, 2014

Signature

Senior Managing Director
& Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Computation of CFTC Minimum Net Capital Requirements.
- ☐ (r) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mizuho Securities USA Inc.
Statement of Financial Condition

March 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Mizuho Securities USA Inc.

We have audited the accompanying statement of financial condition of Mizuho Securities USA Inc. (the "Company") as of March 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mizuho Securities USA Inc. at March 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

May 25, 2011

Mizuho Securities USA Inc.
Statement of Financial Condition

March 31, 2011
(In thousands)

Assets	
Cash and cash equivalents	$ 14,451
Cash and securities segregated for regulatory purposes	1,555,887
Collateralized agreements:	
Securities purchased under agreements to resell	28,238,314
Securities borrowed	9,214,004
Securities owned, at fair value (including securities pledged of $15,673,115)	15,752,929
Receivables from brokers/dealers, clearing organizations and customers	446,148
Accrued interest receivable	96,624
Securities received as collateral, at fair value	1,200
Clearing and other deposits	150,290
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $39,716	15,094
Exchange memberships, at cost (market value of $12,474)	6,634
Prepaid expenses	29,000
Other assets	16,593
Total assets	$ 55,537,168
Liabilities and Stockholders' Equity	
Short-term borrowings	$ 8,500
Collateralized agreements:	
Securities sold under agreements to repurchase	41,882,087
Securities loaned	5,211,249
Securities sold, not yet purchased, at fair value	3,162,652
Payables to brokers/dealers, clearing organizations and customers	4,474,909
Accrued interest payable	59,016
Obligation to return securities received as collateral, at fair value	1,200
Other liabilities	77,265
	54,876,878
Subordinated borrowings	150,000
Stockholders' equity	510,290
Total liabilities and stockholders' equity	$ 55,537,168

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

Mizuho Securities USA Inc. (the "Company"), a Delaware Corporation, is a majority-owned subsidiary of Mizuho Securities Co., Ltd ("MHSC"), which owns 70.5 percent of the voting shares of the Company, with the remaining 29.5 percent owned by Mizuho Corporate Bank, Ltd. ("MHCB"). MHSC, in turn, is majority-owned by MHCB, whose ultimate parent is Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries. MHCB is a global wholesale bank that serves clients ranging from large corporations to financial institutions to public sector entities. MHSC is a full service securities firm listed on the Tokyo, Osaka, and Nagoya Exchanges that offers a wide range of securities and investment banking services primarily to Japanese corporate and retail clients. On April 28, 2011, MHFG issued a press release to announce its plan for future changes in the organization of its subsidiaries, which includes delisting all shares of MHSC and turning MHSC into a wholly-owned subsidiary of MHCB. The effective date for this change is expected to be September 1, 2011 and is subject to shareholder and regulatory approval. These changes are not expected to directly impact the Company.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a futures commission merchant with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of or has access to most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments with initial maturities of three months or less, which typically includes bank deposits and money market funds. The Company has no cash equivalents at March 31, 2011.

Cash and Securities Segregated For Regulatory Purposes

Included in cash and securities segregated for regulatory purposes on the statement of financial condition are qualified securities, as defined, maintained in a special reserve bank account for the benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2011, cash and securities segregated for regulatory purposes includes $1,543,528 in securities received in resale agreements (largely comprised of U.S. Treasuries), with the remaining balance in cash. Also included in the statement of financial condition are assets segregated or held in separate accounts that are recorded as receivables from brokers/dealers, clearing organizations and customers and payables to brokers/dealers, clearing organizations and customers in the amount of $176,489 and $321,598, respectively. These amounts primarily represent receivables from clearing organizations for cash margin and securities on deposit, as well as customer balances for net trade equity in accounts with the Company where the Company acts as a carrying broker.

Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities lending and borrowing transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest. The amounts reported for collateralized agreements approximate fair value.

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell or purchase the same or substantially the same securities before maturity at a fixed or determinable price. In the normal course of business, the Company may enter into repurchase agreements that extend to the maturity date of the underlying collateral ("repo-to-maturity"). When the Company transfers a security in repo-to-maturity transactions and has relinquished control over the transferred security in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 860, *Transfers and Servicing* ("ASC 860"), the Company may record these transactions as sales by "derecognizing" the transferred security. At March 31, 2011, the Company had outstanding repo-to-maturity agreements with a contract value of approximately $7,444,934.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

It is the Company's policy to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and federal agency securities, with a fair value equal to or in excess of the principal amount loaned. The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary.

When specific conditions are met, including the existence of a legally enforceable master netting agreement and/or net settlement through a central clearing organization, the Company nets certain repurchase agreements and resale agreements with the same counterparty in the statement of financial condition.

Securities borrowed and loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the statement of financial condition. At March 31, 2011 these balances are comprised of U.S. Treasury Bills.

In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

At March 31, 2011, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $72,321,242. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, $72,237,853 was re-pledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under proprietary short sales. These securities are reported in the statement of financial condition after applicable netting.

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off balance-sheet commitments until the start date, at which time they will be recorded as financing transactions in the statement of financial condition. At March 31, 2011, the Company had forward-starting collateralized agreements with start dates ranging from April 1, 2011 to April 5, 2011. The contract values of these transactions total $5,335,892 for resale and securities borrowing agreements and $5,960,986 for repurchase agreements.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company reports assets and liabilities at fair value on the statement of financial condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial Instruments* ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Securities Transactions

Securities owned and securities sold, not yet purchased, which includes contracts for financial futures and options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company may use other market data, such as transacted prices for the same or similar securities.

The Company utilizes benchmark prices and yields, as well as spreads over the yield curves for benchmark or similar securities in measuring fixed income securities at fair value. Exchange-traded equities and exchange traded funds ("ETFs") are measured at fair value using the closing price from the relevant exchanges. ETFs are adjusted to the fair value "NAV" (net asset value) fair value price, which is calculated based on quoted prices for the underlying component stocks.

Derivative Financial Instruments

The Company recognizes the fair value of all derivative financial instruments in the statement of financial condition as either assets or liabilities in securities owned or securities sold, not yet purchased, respectively. When specific conditions for balance sheet offsetting are met, the Company nets certain derivative contracts with the same counterparty in the statement of financial condition. Since the Company does not apply hedge accounting as defined in ASC 815, *Derivatives and Hedging* ("ASC 815"), certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

Exchange-traded futures and options are measured at fair value using the closing price from the relevant exchanges. Interest rate swaps are measured at fair value using discounted cash flows based on interest rates and data observable in the swaps markets. Foreign currency forwards are measured using discounted cash flow techniques, with inputs consisting of observable spot and forward exchange rates. The fair value recognized for interest rate and foreign currency contracts represents the net receivable or payable to the counterparty in the contract.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

The Company applies the enhanced disclosure requirements for derivative instruments prescribed in ASC 815, which requires companies to disclose how derivative instruments (and any related hedged items) are accounted for, their location and amounts in a company's financial statements, and their effect on financial position, financial performance, and cash flows. The enhanced disclosures required by ASC 815 are included in footnote 9.

Clearing and Other Deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required to conduct its day-to-day clearance activities. At March 31, 2011, securities in these accounts consisted of U.S. Treasury Bills with a fair value of $129,713, and the remaining balance in cash.

Property, Equipment and Leasehold Improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's net balance on the statement of financial condition at March 31, 2011 is comprised of $4,877 in leasehold improvements, $9,187 in information technology assets, and $1,030 in furniture and fixtures.

Exchange Memberships

The Company's exchange memberships, which provide the Company with the right to conduct business on various exchanges, are recorded at cost and evaluated for impairment on a quarterly basis. If management were to ascertain that an other than temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment. There were no exchange membership impairments at March 31, 2011.

Preferred Stock

The Company's preferred stock is held by MHSC and is perpetual and non-redeemable. The shares are convertible at the option of MHSC into common shares at a rate of 1 to 1. There are no stated dividends on these shares; however, MHSC is entitled to receive dividends or distributions made by the Company in *pari passu* with the holders of the Company's common stock. In the event of liquidation, holders of the preferred stock are entitled to a preference of $1 per share. After such amount is paid, holders of the common stock are entitled to receive any and all assets remaining to be paid or distributed.

2. Summary of Significant Accounting Policies (continued)

Principal Transactions

Principal transactions consists of realized and unrealized gains and losses on the Company's proprietary positions.

Commissions

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Commission revenues and related clearing expenses are recorded on a trade date basis.

Investment Banking Revenues

Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recognized net of transaction related expenses when services for the transactions are determined to be completed and the income is reasonably determinable.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date, whereas amounts recognized as income and expense are translated at the actual rates of exchange during the year.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Deferred tax expenses or benefits are recognized at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the statement of

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

financial condition using the provisions of the currently enacted tax laws. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes.

Non-income based taxes

The Company is subject to taxation in New York State and New York City based on the greater of the taxes calculated using the Company's respective taxable net incomes or those using alternative methods based on the Company's average assets for the tax period (the "alternative" taxes) and certain allocation factors. To the extent that alternative taxes due exceed those that would have resulted based on income, the Company recognizes these alternative taxes as an operating expense, separate from its provision or benefit for income taxes.

Subsequent Events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the statement of financial condition's preparation. The Company evaluated all events and transactions through the date the statement of financial condition was available to be issued and noted no material recognizable or non-recognizable subsequent events during this period.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 ("ASU 2010-06"), which amends current disclosure requirements related to fair value measurements in ASC 820. ASC 820 defines and establishes a framework for measuring fair value by creating a hierarchy based on the quality of inputs used to measure fair value, distinguishing between observable independent market inputs and unobservable market assumptions by the reporting entity. ASU 2010-06 further expands required disclosures about fair value measurements to include the amount of significant transfers between Level 1 and Level 2 of the fair value hierarchy, greater transparency as to the reasons for any transfers among the three levels within the hierarchy, and further disaggregation in the reconciliation of recurring Level 3 assets. Effective April 1, 2010, the Company adopted the major provisions of ASU 2010-06. The additional Level 3 disaggregation requirement will be effective for the Company's financial statements for the fiscal year ending March 31, 2012. The adoption of ASU 2010-06 did not have a material impact on the Company's statement of financial condition.

(In thousands, except share amounts)

2. Summary of Significant Accounting Policies (continued)

In June 2009, the FASB issued guidance amending the derecognition accounting and disclosure requirements in ASC 860 to provide greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. The new content clarifies the surrendered control criteria and requires enhanced disclosures about a transferor's continued risk exposure arising from its continuing involvement in transferred financial assets. Transferors are required to recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The adoption of the amended provisions of ASC 860, effective April 1, 2010, did not have a material impact on the Company's statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, consist of U.S. government and federal agency securities, mostly agency mortgage-backed securities, asset-backed securities, corporate debt, equity securities, and derivative contracts. Securities sold, not yet purchased represent the Company's obligation to acquire the securities at then prevailing market prices, which may exceed the amount reflected on the statement of financial condition.

Securities owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

Securities owned and securities sold, not yet purchased, at fair value at March 31, 2011 consist of the following:

	Owned	Sold, not yet purchased
U.S. Treasury and federal agency securities	$ 8,010,294	$ 2,626,647
Mortgage-backed securities	4,315,704	236,374
Asset-backed securities	162,153	-
Corporate debt	876,138	253,485
Equities	2,388,217	6,930
Derivative contracts	423	39,216
Total	$ 15,752,929	$ 3,162,652

(In thousands, except share amounts)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2011 consist of the following:

	Receivables	Payables
Net payable for trades pending settlement	$ -	$ 2,400,474
Clearing organizations	288,738	28,255
Securities failed to deliver/receive	136,445	200,530
Futures customers	4,390	1,844,397
Investment banking	10,021	182
Other	6,554	1,071
Total	$ 446,148	$ 4,474,909

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at March 31, 2011 approximates the amounts owed. Trades pending settlement at March 31, 2011 were settled without a material effect on the Company's statement of financial condition.

Amounts receivable from clearing organizations represent balances receivable from exchanges for futures customer balances. Amounts payable to clearing organizations represent brokerage and execution fees payable to exchanges, primarily for futures business.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with customers and brokers/dealers. Fails open at March 31, 2011 were settled without a material effect on the Company's statement of financial condition.

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts.

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company in its participation in securities offerings as an underwriter or selling agent.

5. Subordinated Borrowings

Subordinated borrowings are carried at contract amounts, which approximate fair value. The Company has subordinated notes payable to MHCB of $50,000, maturing in April 2012, and $100,000, maturing in September 2013, which currently bear interest rates of 3.45% and 3.50%, respectively. The rates will reset periodically, based on U.S. dollar six-month LIBOR plus a spread.

(In thousands, except share amounts)

5. Subordinated Borrowings (continued)

These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they can not be repaid.

6. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations.

At March 31, 2011, the statement of financial condition included the following balances with affiliates:

Assets		
Cash and cash equivalents	$	1,131
Securities purchased under agreements to resell		5,815,346
Securities borrowed		1,243,697
Receivables from brokers/dealers, clearing organizations and customers		26,826
Other assets		1,609
Liabilities		
Securities sold under agreements to repurchase	$	1,026,728
Securities loaned		1,265,850
Payables to brokers/dealers, clearing organizations and customers		297,806
Accrued interest payable		2,235
Other liabilities		7,077
Subordinated borrowings		150,000

Material items contained in the above balances are discussed below.

Financing Transactions

The Company enters into collateralized financing transactions with affiliates under comparable financing rates and terms as with unaffiliated parties. At March 31, 2011, the financing transaction balances are mostly comprised of resale agreements with Mizuho Capital Markets Corporation ("MCMC"), MHSC, and MHCB and securities borrowed and loaned agreements with Mizuho Trust & Banking Co. (USA).

(In thousands, except share amounts)

6. Related Party Transactions (continued)

Investment Banking

The Company also participates in distributing debt and equity offerings managed by its affiliates. Receivables for sales concessions related to these transactions are recognized in receivables from brokers/dealers, clearing organizations and customers. In corporate underwritings in which the Company is in the syndicate or selling group, the Company may utilize its affiliates in distributing securities to customers in their respective local markets. At March 31, 2011, the Company recognized $553 in payables to brokers/dealers, clearing organizations and customers for sales concessions owed to affiliates in this capacity.

Futures Business

The Company's commodity futures brokerage business generates commission revenue by facilitating order execution and providing clearing and settlement services to customers. The Company has brokerage accounts with affiliates in order to transact on behalf of its customers in markets to which the Company does not have access. Included in receivables from brokers/dealers, clearing organizations and customers at March 31, 2011 are net liquidating balances on open customer positions and associated accrued interest in the amount of $11,455.

The Company executes and clears futures transactions on foreign exchanges through Mizuho Securities (Singapore) Pte. Ltd. ("MHSS") and MHSC. The Company pays execution fees and commissions to its affiliates for acting as carrying brokers in these transactions, as well as commission rebates to MHSC's sales desk for futures business introduced to the Company. As a registered futures commissions merchant with the CFTC and a clearing member of a number of domestic and international futures exchanges, the Company maintains accounts for affiliates in order to execute and clear trades on their behalf. The Company recognizes payables to brokers/dealers, clearing organizations and customers for cash and open position balances in these accounts totaling $296,603 at March 31, 2011. MHSC also introduces futures business to the Company through its futures sales team, accounting for $120 of the payable balance. Additionally, the Company earns commissions from executing and clearing trades for affiliates.

Equity Business

The Company's equity business participates in shared coverage of customers with its affiliates in both agency and global equities research capacities. Through its joint-coverage arrangements with affiliates, the Company can offer its U.S.-domiciled customers access to markets and information resources in Asia and Europe. In conjunction with these arrangements, the Company enters into commission sharing and research coverage agreements with its affiliates.

(In thousands, except share amounts)

6. Related Party Transactions (continued)

In order to conduct its Japanese equity brokerage business, the Company maintains a custodial bank account with MHCB and a brokerage account with MHSC for the purpose of executing and clearing trades in its affiliates' local markets. At March 31, 2011, the Company's account balance of $1,131 at MHCB consisted of all cash and cash equivalents with related parties.

Receivables from brokers/dealers, clearing organizations and customers in the Japanese equity business consist of clearing balances with MHSC totaling $1,896 at March 31, 2011. The Company also recognizes payables to brokers/dealers, clearing organizations and customers in the amount of $530, comprised of commission rebates payable to Mizuho Securities Asia Limited ("MHSA") and MHSC, clearing fees payable to MHSC, and transaction and custody fees payable to MHCB.

In conjunction primarily with Japanese equity brokerage transactions, the Company recognizes commission rebates paid to affiliates for trades executed on their behalf and for referred customers' transactions. Through these commission share arrangements, the Company also earns commission rebates for transactions in which customers are referred to affiliates.

In its global equity research business, the Company records global research services fees payable to MHSC and MHSA of $2,528 in other liabilities at March 31, 2011. The Company also recognizes a receivable in connection with equity research services provided to MHSC. At March 31, 2011, the unpaid balance receivable of $157 is reported in other assets.

Fixed Income Business

The Company provides clearing and settlement services to affiliates in its fixed income business At March 31, 2011, the Company recognizes clearing fees earned but not yet received from MCMC and MHI as a small component of receivables from brokers/dealers, clearing organizations and customers. The Company also conducts cash and financing transactions with affiliates, for which the Company may recognize fails to deliver or receive securities to or from its affiliate customers. At March 31, 2011, fails to deliver securities to MHI comprise $13,181 of the receivables from brokers/dealers, clearing organizations and customers balance.

The Company refers customers to and is referred customers from its affiliates in its fixed income business. For transactions made on behalf of referred customers, the Company pays a sales commission to its affiliates. Conversely, the Company earns commissions as an agent for customer cash and financing trades introduced to its affiliates. The Company records commissions payable to MHSC and MHSA in this capacity as other liabilities.

(In thousands, except share amounts)

6. Related Party Transactions (continued)

M&A Advisory Services

The Company earns fee income from M&A consulting services provided to affiliates' customers. At March 31, 2011, fees receivable of $140 for M&A projects commissioned by MHSC and MHCB are reported in receivables from brokers/dealers, clearing organizations and customers.

Borrowing from Affiliates

At March 31, 2011, the Company has $150,000 in subordinated notes payable to MHCB, with accrued interest payable in the amount of $2,235.

Support and Services

The Company and its affiliates share various resources for which they also share the associated costs. The balances owed for costs allocated to the Company for research, information technology, and other operational support and services are reported as other liabilities of $4,495.

The Company provides support and services to its affiliates, primarily in the areas of accounting and information technology. At March 31, 2011, the receivables for fees charged to affiliates for these functions are recorded as other assets and receivables from brokers/dealers, clearing organizations and customers in the amounts of $1,448 and $21, respectively.

7. Employee Benefit Plans

Deferred Compensation Plan

Substantially all employees of the Company are covered by the Company's deferred compensation defined contribution plan. The Company's contribution is determined under provisions of the plan.

Postretirement Health Care Plan

The Company has a defined benefit postretirement health care plan ("the Plan") that covers a limited group of employees meeting certain criteria. Plan benefits commence upon retirement and end at age 65 or upon coverage of participant by another plan. Participants become eligible for plan benefits if they retire from the Company after reaching age 55 with 8 or more years of service. The Plan is noncontributory and is a continuation of the active employee medical and dental plans in which the Company pays substantially all eligible covered medical expenses. The Company does not currently fund this plan; the benefits are paid on a cash basis as incurred. No assets have been segregated and restricted to provide for plan benefits.

(In thousands, except share amounts)

7. Employee Benefit Plans (continued)

The accumulated postretirement benefit obligation ("APBO") is the present value of benefits earned as of the year-end "measurement date" based on employee service prior to that date. The APBO for the Plan at March 31, 2011 is $378, which is reported in other liabilities in the statement of financial condition.

The following table provides a reconciliation of the changes in the APBO from April 1, 2010 through March 31, 2011:

Change in Benefit Obligation (APBO)		
APBO at the beginning of the year	$	329
Service cost		53
Interest cost		18
Actuarial gain		(22)
APBO at the end of the year	$	378

The funded status of the Plan is the excess of the APBO over plan assets. Since the Company does not have assets segregated and restricted to provide postretirement benefits, the funded status of the Plan is equal to the liability recorded as APBO.

Assumptions

The weighted-average discount rate assumption used to determine the accumulated postretirement benefit obligation and net periodic benefit cost was 5.05%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, the annual rates of increase in the per capita cost of covered medical and dental claims assumed for the year ended March 31, 2012 were 7.7% and 5.0%, respectively. The medical and dental healthcare cost trend rates are further assumed to decrease gradually to 6.1% and 4.9%, respectively by the year ended March 31, 2019. Both rates are expected to gradually decrease to 4.5% by the year ended March 31, 2027 and remain at that level thereafter.

A one-percentage-point change in assumed health care cost trend rates would have the following effects on the amounts reported for APBO and net periodic benefit cost:

	One-Percentage-Point-Increase		**One-Percentage-Point-Decrease**	
Effect on total service cost and interest components	$	80	$	(64)
Effect on year-end APBO		420		(353)

(In thousands, except share amounts)

7. Employee Benefit Plans (continued)

The estimated benefits expected to be paid in each of the next five years and in the aggregate for the following five years are as follows:

Year ending March 31:	Amount
2012	$ 11
2013	19
2014	36
2015	29
2016	44
2017-2021	171
	$ 310

8. Income Taxes

As of March 31, 2011, the Company had a net DTA of $11,275, which is net of a valuation allowance of $4,541 and is included in other assets in the statement of financial condition. The net DTA is comprised of a gross DTA of $35,052, which consists primarily of certain accrued expenses not currently deductible for tax purposes, net operating loss ("NOL") carry-forwards and tax credit carry-forwards, and a gross DTL of $19,236, which consists primarily of accelerated tax deductions related to compensation.

The Company's valuation allowance of $4,541 against its gross DTA relates to its current year New York State and New York City NOL carry-forwards because management believes that it is more likely than not that this portion of the gross DTA will not be realized.

At March 31, 2011, the Company had state NOL carry-forwards of $36,626 and local NOL carry-forwards of $32,826, which can be carried forward for 20 years and will begin to expire after April 1, 2030.

As of March 31, 2011, management does not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months. The Company's returns for tax years ending March 31, 2008 through March 31, 2010 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities. There are no other on-going audits in other jurisdictions that are material to the Company's statement of financial condition.

The Company has no unrecognized tax benefits, interest or penalties at March 31, 2011.

9. Financial Instruments

Derivative Financial Instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments primarily include forward and futures contracts, options on U.S. government securities and futures contracts, interest rate swap contracts, foreign exchange contracts, and mortgage-backed to-be-announced transactions ("TBAs"). The Company enters into derivative transactions to economically hedge other positions or transactions in its fixed income and equity businesses.

Futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time.

Interest rate swaps are entered into between two counterparties, one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate, usually LIBOR. Interest rate swaps are typically used to limit or manage exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than would be available without the swap. The Company enters into interest rate swaps to help manage its exposure to interest rate risk.

Foreign exchange contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances denominated in Japanese Yen.

In the normal course of business, the Company enters into various commitments including securities purchased and sold on a when-issued basis ("when-issued" securities) and TBA securities transactions. TBAs are forward contracts that give the purchaser/seller an obligation to obtain/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the statement of financial condition. Market risk is substantially dependent upon the underlying financial instruments and is affected by

(In thousands, except share amounts)

9. Financial Instruments (continued)

market forces such as volatility and changes in interest rates. The Company reports balances related to when-issued and TBA securities with the balances for the underlying mortgage-backed or other securities in the schedules in footnote 3 and footnote 10.

The fair values of derivative financial instruments included in securities owned and securities sold, not yet purchased as of March 31, 2011 are as follows:

Derivatives not designated as hedging instruments under ASC 815-20

	Assets	Liabilities
Exchange-traded options contracts	$ 224	$ -
Exchange-traded futures contracts	140	36,608
Interest-rate swap contracts	-	2,492
Foreign exchange forward contracts	59	116
Total carrying value of derivatives	$ 423	$ 39,216

Financial Instruments with off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments, including exchange-traded futures and options, foreign exchange contracts, mortgage-backed TBAs, when-issued securities, forward settlement transactions, and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at March 31, 2011 at fair value and would incur a loss if the fair value of the securities increases subsequent to March 31, 2011.

In the normal course of business, the Company executes and clears futures, forwards, options, and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk in the event the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of

9. Financial Instruments (continued)

acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Certain futures and options transactions are introduced to other clearing brokers. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange-traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure.

Concentrations of Market and Credit Risk

The Company enters into transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. The Company is engaged in various trading and brokerage activities. Counterparties primarily include brokers/dealers, banks and other institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty on a periodic basis. The credit risk for forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unsettled fair valuation gains recorded in the statement of financial condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

10. Fair Value Measurements

ASC 820 defines fair value as "The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price." The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair Value Hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

Level 1 — Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include U.S. Treasury Bills, on-the-run or recently issued U.S. Treasury bonds, notes, and strips, and certain federal agency obligations. Also included in Level 1 are listed equity securities, consisting of common stock and ETFs, and exchange-traded derivative contracts. Additionally, TBAs and certain corporate bonds are classified as Level 1.

Level 2 — Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, certain federal agency obligations, including most callable securities, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, and most corporate debt. Also included in Level 2 assets and liabilities are interest rate swap contracts, and foreign exchange contracts.

Level 3 — Assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at March 31, 2011.

(In thousands, except share amounts)

10. Fair Value Measurements (continued)

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2011:

Assets	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory purposes:				
U.S. Treasury Securities	$ 41,392	$ -	$ -	$ 41,392
Securities owned:				
U.S. Treasury and federal agency securities	7,095,133	915,161	-	8,010,294
Mortgage-backed securities	17,402	4,298,302	-	4,315,704
Asset-backed securities	-	162,153	-	162,153
Corporate debt	374,875	501,263	-	876,138
Equities	2,388,217	-	-	2,388,217
Derivative contracts	364	59	-	423
Securities received as collateral	1,200	-	-	1,200
Securities on deposit with clearing organizations	129,713	-	-	129,713
Total	$ 10,048,296	$ 5,876,938	$ -	$ 15,925,234

Liabilities	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
U.S. Treasury and federal agency securities	$ 2,048,292	$ 578,355	$ -	$ 2,626,647
Mortgage-backed securities	13,785	222,589	-	236,374
Corporate debt	145,399	108,086	-	253,485
Equities	6,930	-	-	6,930
Derivative contracts	36,608	2,608	-	39,216
Obligations to return securities received as collateral	1,200	-	-	1,200
Total	$ 2,252,214	$ 911,638	$ -	$ 3,163,852

10. Fair Value Measurements (continued)

Valuation Techniques

The Company utilizes Level 1 prices whenever available. U.S. Treasury Bills and most other U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. Although most federal agency securities are measured using quoted prices for identical securities, some may be measured at fair value as a spread to the Treasury benchmark. These Level 2 measurements may be applied for securities such as medium term notes, which are typically smaller issuances initiated through reverse inquiry by potential investors and some callable securities.

The Company measures mortgage-backed securities – which include mortgage pools, TBAs, federal agency pass-through securities and collateralized mortgage obligations ("CMOs"), and a marginal amount of private issued commercial mortgage-backed-securities ("CMBS") and residential mortgage-backed-securities ("RMBS") – primarily based on TBA prices for those securities. As such, TBAs are categorized as Level 1, with the remaining in Level 2.

The Company measures asset-backed-securities using the spread over the U.S. Treasury benchmark. Most of the asset-backed-securities in inventory are credit-card related, with the remaining securities primarily collateralized auto loans and student loans issued by Sallie Mae.

The Company's corporate bonds largely consist of investment grade corporate bonds and notes. For those available on the FINRA Trade Reporting and Compliance Engine ("TRACE") , which facilitates mandatory reporting of over the counter secondary market transactions, the Company may utilize Level 1 prices. However, if the TRACE price is not indicative of that at which the Company would transact (i.e., prices for trades of odd or small lots), the Company will measure fair value using the spread over the U.S. Treasury benchmark, considered a Level 2 measurement.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the quoted prices for the underlying component stocks (Fair value NAV price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks.

Derivative contracts largely consist of exchange traded futures and options, for which Level 1 prices from the respective exchanges are used in fair value measurement. The Company's derivative contracts also include over-the-counter interest rate swaps and foreign currency forwards, which are both measured using discounted cash flow calculations based on observable inputs from the relevant interest/ exchange rate curves, which is considered a Level 2 measurement. Details of derivative contracts are disclosed in footnote 9.

(In thousands, except share amounts)

10. Fair Value Measurements (continued)

Significant transfers into/out of Levels 1 and 2

There were no significant transfers between Levels 1 and 2 for the year ended March 31, 2011.

11. Commitments and Contingencies

The Company has minimum annual rental commitments for office spaces under non-cancelable operating leases with initial terms in excess of one year, as follows:

Year ending March 31:	Amount
2012	$ 4,425
2013	5,527
2014	5,483
2015	5,494
2016	5,641
Thereafter	17,610
	$ 44,180

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

The Company has provided a letter of credit in connection with a lease for a new corporate headquarters. This letter of credit is collateralized by a one-month certificate of deposit in the amount of $824.

Pursuant to an agreement entered into with the New Jersey Economic Development Authority in 2001, the Company receives Business Employment Incentive Grants on an annual basis. As of March 31, 2011, the cumulative amount of grants the Company has recorded is $3,912. Pursuant to the agreement, the Company must continuously maintain at least 25 employees in its Hoboken, New Jersey office until November 30, 2016 in order to receive future grants and retain the grants received. The Company currently has employees in excess of this threshold.

In fiscal year 2007 the Company acted as a participant in the underwriting of fixed income securities for a now bankrupt lead underwriter. As such, the indemnification provisions embedded within the underwriting agreement no longer prevail. The Company, along with approximately 40 other financial services companies, has been named as a defendant in a case alleging insufficient procedures for due diligence in the underwriting of these securities. The Company estimates the total range of exposure relating to this litigation to be between $150 million and $1.1 billion.

(In thousands, except share amounts)

11. Commitments and Contingencies (continued)

In accordance with the provisions of ASC 450, *Contingencies ("ASC 450")*, the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount is accrued by the Company. In connection with the Company's share of the above mentioned case, the Company recorded an estimated future liability for this pending litigation in line with its pro rata share of the exposure. The amount recorded will continue to be monitored by the Company as new information becomes available.

In addition to the above mentioned case, the Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a materially adverse effect on the Company's statement of financial condition.

The Company, along with MHSC and MHI, may from time to time issue Medium Term Notes ("MTNs" or the "program") in amounts not to exceed $9,500,000 in the aggregate, as governed by a filing with the Luxembourg Stock Exchange. The program's prospectus was originally filed on April 20, 2010 and was amended on November 4, 2010. The Company has the ability to issue notes with maturities between seven days and perpetuity and interest rates that may be fixed or floating or zero coupon. In connection with the program, MHCB has provided a "keep well agreement" that includes requirements that it continue to own a majority of the Company's voting shares and, if necessary, make available funds to meet payment obligations under the program by way of additional share capital or subordinated loans. The Company has not yet issued any MTNs under the program.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $500 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2011, the Company's net capital of $407,136 was $332,264 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the net capital rules of the SEC and other regulators.

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Statement of Financial Condition

Mizuho Securities USA Inc.
March 31, 2011
With Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

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